F O R M    4
U.S. SECURITIES AND
EXCHANGE
COMMISSION
Washington, D.C.
20549


STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934, Section 17(a) of the Public
Utility Holding Company Act of 1935 or Section 30(f)
of the Investment Company Act of 1940
[X] Check this box if no longer subject to Section
16.  Form 4 or Form 5 obligations may continue.  See
Instruction 1(b).
1. Name and Address of Reporting Person*
			ROI Partners, L.P.
			17 E. Sir Francis Drake Blvd., Suite 225
			Larkspur, CA  94939
2. Issuer Name and Ticker or Trading Symbol
			MAXCO, Inc.
3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)
4. Statement for Month/Year


			March, 2001
5. If Amendment, Date of Original (Month/Year)
6.   Relationship of Reporting Person to Issuer
	(Check all applicable)
	[]	Director		            [X]  10% Owner
	[]	Officer (give title below)    []   Other
(specify below)
7. Individual or Joint/Group Filing
	(Check applicable line)
	[X]  Form filed by one Reporting Person
	[]	Form filed by more than one Reporting Person
*If the Form is filed by more than one Reporting
Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
Table 1 -- Non-Derivative Securities Acquired,
Disposed of, or Beneficially
Owned
1. Title of Security (Instr. 3)
			Common Stock, $1.00 par value


2. Transaction Date (Month/Day/Year)
3/2/01, 3/9/01, 3/12/01, 3/15/01,
3/19/01, 3/23/01 3/26/01, 3/27/01,
3/29/01
3. Transaction Code (Instr. 8)
			Code		P
			V
4.   Securities Acquired (A) or Disposed of (D)
	(Instr. 3, 4 and 5)
			Amount		3,400 shares
			(A) or (D)A
			Price		$	6.8613/share
			Amount		200 shares
			(A) or (D)A
			Price		$	7.6250/share
			Amount		600 shares
			(A) or (D)A
			Price		$	7.0156/share
			Amount		700 shares
			(A) or (D)A
			Price		$	7.6302/share
			Amount		500 shares
			(A) or (D)A
			Price		$	7.60/share
			Amount		500 shares
			(A) or (D)A
			Price		$	7.750/share
			Amount		500 shares
			(A) or (D)A
			Price		$	7.750/share
			Amount		500 shares
			(A) or (D)A
			Price		$	7.750/share
			Amount		1,000 shares
			(A) or (D)A
			Price		$	7.2813/share
5.   Amount of Securities Beneficially Owned at
End of Month (Instr. 3 and 4)
			351,554
6. Ownership Form:  Direct (D) or Indirect (I)
	(Instr. 4)
			D
7. Nature of Indirect Beneficial Ownership
	(Instr. 4)
Table II -- Derivative Securities
Acquired, Disposed of, or
Beneficially Owned


(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)
2. Conversion or Exercise Price of Derivative
Security
3. Transaction Date (Month/Day/Year)
4. Transaction Code (Instr. 8)
		Code
5. Number of Derivative Securities Acquired (A) or
	Disposed of (D)


	(Instr. 3, 4 and 5)
		(A)
		(D)
6. Date Exercisable and Expiration Date
(Month/Day/Year)
		Date Exercisable
		Expiration Date
7. Title and Amount of Underlying Securities
(Instr. 3 and 4)
		Title
		Amount or Number of Shares
8. Price of Derivative Security (Instr. 5)
9. Number of Derivative Securities Beneficially
Owned at
	End of Month (Instr. 4)
10.	Ownership Form of Derivative Security:
Direct (D) or
	Indirect (I) (Instr. 4)
11.	Nature of Indirect Beneficial Ownership
(Instr. 4)
Explanation of Responses:
			ROI PARTNERS, L.P.
			/s/ Mitchell J. Soboleski
May 8, 2001


Mitchell J. Soboleski
Date Secretary of ROI Capital
	Management, Inc., its General
	Partner
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18
U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.